AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 2012

                             FILE NO. 812-_____________

                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 205 49

                               IN THE MATTER OF:

                           CORNERSTONE ADVISORS INC.

                        THE ADVISORS' INNER CIRCLE FUND

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT") FROM CERTAIN PROVISIONS OF SECTION 15(A) OF THE 1940 ACT AND RULE 18F-2 THEREUNDER AND CERTAIN DISCLOSURE REQUIREMENTS UNDER
                            VARIOUS RULES AND FORMS

                             FILED ON JULY 18, 2012

 THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 24 PAGES. PLEASE DIRECT ALL
                 COMMUNICATIONS REGARDING THIS APPLICATION TO:

                                MICHAEL BEATTIE
                              C/O SEI CORPORATION
                            ONE FREEDOM VALLEY DRIVE
                            OAKS, PENNSYLVANIA 19456

                                WITH COPIES TO:

TIMOTHY W. LEVIN, ESQUIRE                               DIANNE SULZBACH
MORGAN, LEWIS & BOCKIUS LLP                             C/O SEI CORPORATION
1701 MARKET STREET                                      ONE FREEDOM VALLEY DRIVE
PHILADELPHIA, PENNSYLVANIA 19103                        OAKS, PENNSYLVANIA 19456

                               TABLE OF CONTENTS


                                                                                       PAGE
I.   THE PROPOSAL .......................................................................1
II.  BACKGROUND .........................................................................2
     A.  The Trust ......................................................................2
     B.  The Adviser ....................................................................3
     C.  The Sub-Advisers ...............................................................4
III. EXEMPTION REQUESTED ................................................................6
IV.  APPLICABLE LAW AND DISCUSSION ......................................................7
     A.  Shareholder Vote ...............................................................7
         1.  Applicable Law .............................................................7
         2.  Discussion .................................................................8
             a.      Necessary or Appropriate in the Public Interest ....................8
             b.      Consistent with the Protection of Investors .......................10
             c.      Consistent with the Policy and Provisions of the 1940 Act .........11
     B.  Disclosure of Sub-Advisers' Fees ..............................................12
         1.  Applicable Law ............................................................12
         2.  Discussion ................................................................13
     C.  Precedent .....................................................................15
V.   CONDITIONS ........................................................................15
VI.  PROCEDURAL MATTERS ................................................................17
VII. CONCLUSION ........................................................................18

                                      -i-



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I. THE PROPOSAL

          The Advisors' Inner Circle Fund (the "Trust") is a registered open-end management investment company that offers one or more series of shares advised by Cornerstone Advisors Inc. (the "Adviser" and together with the Trust, the "Applicants")(1). The Applicants hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

          Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the "Board"),(2) including a majority of those who are not "interested persons" of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each a "Sub-Adviser" and collectively, the "Sub-Advisers")(3) to manage all or a portion of the assets of the Series (each a "Fund" and collectively, the "Funds") pursuant to an investment sub-advisory agreement with the Sub-Adviser (each a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements"); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. All of the existing Series currently use one or more Sub-Advisers and are, therefore, Subadvised Funds as that term is defined below. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of
Schedule 14A under the Securities Exchange Act of 1934 (the "Exchange Act"); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

          Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors(4) (each such entity included in the term "Adviser"); (ii) uses the multi-

--------------------------------
(1) The current series of the Trust advised by the Adviser (the "Series") appear at Exhibit B. The Trust also offers other series not advised by the Adviser and the relief sought herein will not apply to such other series or investment advisers unless the Commission has granted an order of exemption to such series and investment advisers allowing them to rely on the relief granted herein.

(2) The term "Board" also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different.

(3) The requested relief set forth in this Application will not extend to any Sub-Adviser that is an "affiliated person," as such term is defined in Section 2(a)(3) of the 1940 Act, of a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Sub-Adviser to a Subadvised Fund (an "Affiliated Sub-Adviser").

(4) For the purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.




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manager structure ("Multi-Manager Structure") described in this Application;
and (iii) complies with the terms and conditions set forth herein (together with any Fund that currently uses Sub-Advisers, each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. All Funds that are, or that currently intend to be, Subadvised Funds are identified in the Application.

          Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under this multi-manager approach, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

          For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Trust may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.

II. BACKGROUND

     A. THE TRUST

          The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Board currently consists of ten (10) members ("Trustees") eight of whom are Independent Trustees. The Chairperson of the Board is an "interested person" (as defined in the 1940 Act) by virtue of his position with the principal underwriter of the Trust, but the Board has identified a lead Independent Trustee. The Adviser serves as "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Fund.

          Each Subadvised Fund may offer shares with its own distinct investment objectives, policies and restrictions. Each of the Subadvised Funds currently offers one class of shares, but may offer more classes of shares that are subject to different expenses, pursuant to Rule 18f-3 under the 1940 Act. As a result, a Subadvised Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load, although none of the Subadvised Funds do so at this time. In addition, a Subadvised Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act, although none of the Subadvised Funds do so at this time.



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     B. THE ADVISER

          The Adviser, a Washington corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), serves as investment adviser to the Series pursuant to an investment advisory agreement (the "Investment Advisory Agreement").(5) The Adviser's business address is 225 -- 108th Avenue NE , Suite 400, Bellevue, Washington 98004.

          Pursuant to the terms of the Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, (i) furnishes a continuous investment program for each Subadvised Fund; (ii) has the authority to directly determine the investments to be purchased, held, sold or exchanged by each Subadvised Fund and the portion, if any, of the assets of the Subadvised Fund to be held uninvested; (iii) has the authority to make changes in the investments of each Subadvised Fund; and (iv) manages, supervises, and conducts the other affairs and business of the Subadvised Fund and matters incidental thereto. The Adviser also has the authority to place orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser periodically reviews each Subadvised Fund's investment policies and strategies and based on the need of a particular Subadvised Fund may recommend changes to the investment policies and strategies of the Subadvised Fund for consideration by its Board.

          Consistent with the terms of the Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to one or more Sub-Advisers. The Adviser has overall responsibility for the management and investment of the assets of each Subadvised Fund. The Adviser's responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Fund's assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Sub-Advisers to manage the assets (or portion thereof) of the Subadvised Funds, monitors and reviews the Sub-Advisers and their performance and their compliance with that Subadvised Fund's investment policies and restrictions. The Adviser may also allocate the assets of a Subadvised Fund directly to other mutual funds in accordance with the 1940 Act, the rules thereunder, Commission staff no-action relief or an exemptive order.

          For its services to each Subadvised Fund, the Adviser receives an investment advisory fee from that Subadvised Fund as specified in the Investment Advisory Agreement. The investment advisory fees for the current Series are calculated based on the "Average Daily Net Assets" of the particular Series, which means the average daily value of the total assets of the Series, less all accrued liabilities of the Series (other than the aggregate amount of any outstanding borrowings constituting financial leverage). The Sub-Adviser will receive investment advisory fees from the

----------------------------
(5) Each other Subadvised Fund will enter into an investment advisory agreement with its Adviser (included in the term "Investment Advisory Agreement"). Each Investment Advisory Agreement will be approved by the applicable Board, including a majority of the Independent Trustees and the shareholders of that Subadvised Fund. Each other Adviser will be registered with the Commission as an investment adviser under the Advisers Act.




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Subadvised Fund on the same basis (but not necessarily the same rate) as the
Adviser's investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser. The fee paid to the Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

          The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act. The Investment Advisory Agreement was initially approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreement.

     C. THE SUB-ADVISERS

          The Trust has entered into Sub-Advisory Agreements as set forth in Exhibit B.(6) The Trust may also, in the future, enter into Sub-Advisory Agreements on behalf of other Subadvised Funds. Each Sub-Adviser is, and any future Sub-Advisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an "investment adviser" under the Advisers Act. The Adviser selects Sub-Advisers based on the Adviser's evaluation of the Sub-Adviser's skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Sub-Advisers recommended to the Board are and will be, and the Sub-Advisers identified above were, selected and initially approved by the Board, including a majority of the Independent Trustees.

          The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Sub-Adviser, with the Sub-Advisers and make recommendations to the Board as needed.

          The specific investment decisions for each Subadvised Fund will be made by that Sub-Adviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.(7) Each Sub-Adviser will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and will assist the Adviser to maintain the Subadvised Fund's compliance with the relevant requirements of the 1940 Act. The Board will be provided with reports on the relevant Subadvised Fund's performance on a regular basis. At this time, none of the Subadvised Funds include the name of a sub-adviser in their name. If, in the future, the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with

----------------------------
(6) The Trust has not entered into a Sub-Advisory Agreement with an affiliate of the Adviser. The requested relief will not extend to Affiliated Sub-Advisers.

(7) Under the terms of the Investment Advisory Agreement, the Adviser also has the authority to manage the assets of any Subadvised Fund directly.




                                    4 of 18

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the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by them, will precede the name of the Sub-Adviser.

          Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days' written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its "assignment," as defined in Section 2(a)(4) of the 1940 Act. The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.

          For its services to a Subadvised Fund, each Sub-Adviser will receive from the Subadvised Fund, a monthly fee, computed and accrued daily, on the same basis (but not necessarily the same rate) as the Adviser's investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser.(8) Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. The Adviser is not responsible for paying sub-advisory fees to the Sub-Adviser under the Investment Advisory Agreement. Because the Sub-Advisers are paid directly by the Subadvised Funds, Applicants acknowledge that, after the requested order is issued, shareholder approval will still be sought for (i) any amendment to a Sub-Advisory Agreement that would increase the total management and advisory fees payable by a Subadvised Fund above a "Fee Ceiling" specified in that Subadvised Fund's prospectus and (ii) any increase in a Subadvised Fund's Fee Ceiling.

          The Fee Ceiling will be equal to the maximum aggregate amount of management and advisory fees payable annually by a Subadvised Fund to the Adviser and all Sub-Advisers, except Affiliated Sub-Advisers (if any). Each day a Subadvised Fund's net asset value is calculated, its dollar-weighted Adviser and Sub-Adviser (excluding Affiliated Sub-Advisers) daily management and advisory fee accruals will be monitored for compliance with the Fee Ceiling and any initial approval of a Sub-Advisory Agreement, or any amendment thereto, that would cause a Subadvised Fund to exceed its Fee Ceiling will require shareholder approval. Fees paid to Affiliated Sub-Advisers (if any) and the assets of a Subadvised Fund managed by such Affiliated Sub-Advisers will be excluded from the calculation when determining a Subadvised Fund's compliance with its Fee Ceiling. The Fee Ceiling will apply at the

---------------------------
(8)      The amounts of the investment advisory fees paid for the current
         Series are calculated based on the "Average Daily Net Assets" of the particular Series, which means the average daily value of the total assets of the Series, less all accrued liabilities of the Series (other than the aggregate amount of any outstanding borrowings constituting financial leverage).




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Subadvised Fund level, and will not apply to any particular Sub-Advisory
Agreement. Accordingly, depending on how a Subadvised Fund's assets are allocated among Sub-Advisers, it is possible that a Sub-Advisory Agreement will pay a fee to one or more Sub-Advisers that is higher than the Fee Ceiling.

          A Subadvised Fund may exceed its Fee Ceiling for a maximum period of seven consecutive business days (each, a "Cure Period"); provided that, a Subadvised Fund will only exceed its Fee Ceiling and rely on a Cure Period if the primary cause of the need to rely on the Cure Period is beyond the Adviser's reasonable control, such as on a day in which market movements cause significant fluctuations in the Subadvised Fund's assets or results from the Adviser allocating or re-allocating a Subadvised Fund's assets among a Subadvised Fund's Sub-Advisers in response to, or in preparation for, a hiring or termination of a Sub-Adviser. Notwithstanding the foregoing, there can be only one Cure Period during each fiscal quarter. On each day during a Cure Period, the Adviser will waive its fee or reimburse expenses of the Subadvised Fund to the extent necessary for the Subadvised Fund to maintain compliance with its Fee Ceiling. The Adviser's agreement to waive its fee or reimburse expenses of the Subadvised Fund during a Cure Period may not be terminated without the approval of the Subadvised Fund's shareholders.

III. EXEMPTION REQUESTED

          Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.(9)

          A Subadvised Fund will be required, as provided in condition 1 below, to obtain shareholder approval of the Multi-Manager Structure and Fee Ceiling before relying on the order requested in this Application. A Subadvised Fund's prospectus will, at all times following such shareholder approval, contain the disclosure required by condition 2 to this Application, provided that if a Subadvised Fund gets shareholder approval of the Multi-Manager Structure and Fee Ceiling prior to the requested order being granted, the Subadvised Fund's prospectus will disclose at all times following that approval the fact that the Subadvised Fund may apply or has applied for this exemptive relief, as applicable, and the potential existence, substance and effect of an order and the other disclosures provided for in condition 2 below. Each of the existing Subadvised Funds has obtained the required shareholder approval of the Multi-Manager Structure and Fee Ceiling and has disclosed in its prospectus the required disclosure at all times subsequent to the approval required by condition 1 below. The prospectus for future Subadvised Funds will contain the disclosure required by condition 1 below at all times subsequent to the approval required by condition 1 below.

-----------------------------
(9) The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.



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          If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Subadvised Fund to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days' written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

IV. APPLICABLE LAW AND DISCUSSION

     A. SHAREHOLDER VOTE

        1. APPLICABLE LAW

          Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2(a) under the 1940 Act states that any "matter required to be submitted ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter." Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

          Section 2(a)(20) of the 1940 Act, in relevant part, defines an "investment adviser" as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisers are deemed to be within the definition of an "investment adviser" and therefore, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

          Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Fund to approve a (i) Sub-Advisory Agreement whenever a new Sub-Adviser is proposed to be hired by the Adviser, subject to review and approval of its Board, to manage the assets of the Subadvised Fund or (ii) material amendment to a Sub-Advisory Agreement.



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          Section 6(c) of the 1940 Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting the Applicants, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Subadvised Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

         2. DISCUSSION

          Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

                  A. NECESSARY OR APPROPRIATE IN THE PUBLIC INTEREST

         In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Sub-Advisers who make the day-to-day investment decisions for each Subadvised Fund. This is a service that the Adviser believes will add value to the investment of each Subadvised Fund's shareholders because the Adviser will be able to select those Sub-Advisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund's strategies and the market sectors in which it invests.

          From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund's investment objectives and policies and have no broad supervisory, management or administrative



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responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund's management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund's investment objective. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund's shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

          In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by the Trust on behalf of one of the Series, shareholders of that Subadvised Fund would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were "assigned" as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Fund and its shareholders.

          Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser -- the selection, supervision and evaluation of the Sub-Advisers -- without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund's shareholders and will allow the Subadvised Fund to operate more efficiently. The Trust is not required to hold an annual shareholder meeting and no Subadvised Funds are expected to have to hold such annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Subadvised Fund's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control -- events that would be beyond the control of the Adviser, the Trust and the Subadvised Fund -- the affected Subadvised Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Subadvised
Fund.



                                    9 of 18

         B. CONSISTENT WITH THE PROTECTION OF INVESTORS

          Primary responsibility for management of a Subadvised Fund's assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. The Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders' expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.

          In evaluating the services that a Sub-Adviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

          1. the advisory services provided by the Sub-Adviser, including the Sub-Adviser's investment management philosophy and technique and the Sub-Adviser's methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

          2. the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

          3. the financial condition and stability of the Sub-Adviser; and

          4. the Sub-Adviser's investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

          In addition, the Adviser and the Board will consider the reasonableness of a Sub-Adviser's compensation with respect to each Subadvised Fund for which the Sub-Adviser will provide portfolio management services. In particular, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

          1. the proposed method of computing the fees and possible alternative fee arrangements;

          2. comparisons of the proposed fees to be paid by each applicable Subadvised Fund with (i) fees charged by the Sub-Adviser for managing comparable accounts, especially pooled funds and accounts having similar investment objectives; and (ii) fees charged by other organizations for managing other mutual funds with similar investment objectives and strategies; and



                                    10 of 18

          3. data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

          If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Sub-Advisers. The prospectus and statement of additional information ("SAI") for each Subadvised Fund will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Subadvised Fund (except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below)). Each Subadvised Fund's prospectus has contained or will contain, at all times following shareholder approval of the Multi-Manager Structure, the disclosure required by condition 2.

          If new Sub-Advisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Information Statement;(10) and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice or Multi-manager Information Statement, as applicable, no later than when the Multi-manager Notice or Multi-manager Information Statement, as applicable, is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

                  C. CONSISTENT WITH THE POLICY AND PROVISIONS OF THE 1940 ACT

          Section 15(a) was designed to protect the interest and expectations of a registered investment company's shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.(11)
Section 15(a) is predicated on the belief that if a

---------------------------------
(10) A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi- manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi- manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

         A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement (except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below)) and will incorporate such Multi-manager Notice information as would be required by rule 14a-16 under the Exchange Act. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

(11)     See Section 1(b)(6) of the 1940 Act.




                                    11 of 18
registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.
(12) consistent with this public policy. The relief sought in this Application is fully consistent with this public policy.

          The Investment Advisory Agreement for each Subadvised Fund and Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager's salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company's investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser's selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem its shares. Because the Sub-Advisers are paid directly by the Subadvised Funds, Applicants acknowledge that after the requested order is issued shareholder approval will still be sought for (i) any amendment to a Sub-Advisory Agreement that would increase the total management and advisory fees payable by a Subadvised Fund above a Fee Ceiling specified in that Subadvised Fund's prospectus and (ii) any increase in a Subadvised Fund's Fee Ceiling.

         B. DISCLOSURE OF SUB-ADVISERS' FEES

            1. APPLICABLE LAW

          Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser under the investment advisory contract for the last three fiscal years."

          Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy

----------------------------
(12) Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).




                                    12 of 18
statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year. Item 22(c)(8) requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and
(ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

          Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees paid by such company. These provisions could require a Subadvised Fund's financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser's affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate investment advisory fees paid by the Subadvised Fund.

          For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund's net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees paid to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an Affiliated Sub-Adviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

         2. DISCUSSION

          Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds



                                    13 of 18
to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

          As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund's assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Subadvised Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Sub-Advisory Agreement, the Subadvised Fund compensates the Sub-Adviser directly. Disclosure of the individual fees that the Subadvised Fund would pay to a Sub-Adviser does not serve any meaningful purpose because the shareholders will have chosen to employ the Adviser and to rely upon the Adviser's expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers' selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. Further, shareholders of a Subadvised Fund have approved a Fee Ceiling for such Subadvised Fund and have granted the Adviser the authority to negotiate the individual fees paid to each Sub-Adviser, provided that the total management and advisory fees payable by a Subadvised Fund does not exceed such Subadvised Fund's Fee Ceiling. Shareholder approval of a Fee Ceiling offers shareholders of a Subadvised Fund substantially the same protections afforded to shareholders of an investment company operating under a Multi-Manager Structure whereby (a) the primary investment adviser compensates the subadvised fund's sub-adviser(s) out of the advisory fee its receives from the subadvised fund; or (b) the subadvised fund compensates the sub-adviser(s) and the primary adviser reduces the amount of the advisory fees it is owed by the amount of sub-advisory fees the subadvised fund has paid to its sub-adviser(s) (the "Traditional Multi-Manager Structure"). In both instances, shareholders of a subadvised fund have approved the maximum amount of management and advisory fees payable by a subadvised fund either by approving the advisory fee payable to the primary adviser (which, in turn, pays the sub-advisers) as is the case in the Traditional Multi-Manager Structure or, with respect to the relief requested herein, a Fee Ceiling. Accordingly, there are no policy reasons that require shareholders of the Subadvised Funds to be told an individual Sub-Adviser's fees any more than shareholders of an investment company operating under a Traditional Multi-Manager Structure.(13)

          The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. The Adviser's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.

--------------------------------
(13) Section IV, C "Precedent" below sets forth a list of applicants that have been granted exemptive relief from the Commission from the disclosure requirements of the rules and forms similar to that requested herein.




                                    14 of 18

The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

         C. PRECEDENT

          Applicants note that exemptions similar to those requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission on many occasions since 2002. Orders granting relief similar to the relief sought by this application since January 1, 2009, include: Hirtle Callaghan & Co., LLC, Investment Company Release Nos. 30102 (June 11, 2012) (notice) and 30132 (July 10, 2012) (order); Highland Capital Management, L.P. Investment Company Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) ("Highland"); Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) ("Northern Lights"); Lincoln Investment Advisors Corporation, et al., Investment Company Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order) ("Lincoln"); Cash Account Trust and Deutsche Investment Management Americas, Inc, Investment Company Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12,
2010) (order) ("Cash Account"); Strategic Funds, Inc., et al., Investment Company Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23,
2009) (order) ("Strategic"); Members Mutual Funds, et al., Investment Company Release Nos. 29062 (November 23, 2009) (notice) and 29096 (December 22, 2009) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order) ("Grail"); AdvisorOne Funds and CLS Investments, LLC, Investment Company Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28,
2009) (order); GE Funds, et al., Investment Company Release Nos. 28808 (July 2,
2009) (notice) and 28839 (July 28, 2009) (order) ("GE Funds"); and Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) ("Embarcadero").

          Applicants also note that since January 1, 2009 the Commission has granted relief from the disclosure requirements of the rules and forms similar to that requested herein to the applicants in Advisors Series Trust and Orinda Asset Management, LLC, Investment Company Release Nos. 30043 (April 23, 2012) (notice) and 30065 (May 21, 2012) (order); Domini Social Investment Trust and Domini Social Investments LLC, Investment Company Release Nos. 29984 (March 21,
2012) (notice) and 30035 (April 17, 2012) (order); Highland; Northern Lights; Lincoln; Cash Account; Strategic; Grail; GE Funds; and Embarcadero.

V. CONDITIONS

          Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

          1. Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application and the Subadvised Fund's Fee Ceiling will have been approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated



                                    15 of 18
by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

          2. The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing a Multi-Manager Structure as described in this Application. The prospectus will prominently disclose the Fee Ceiling and that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

          3. Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

          4. The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

          5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

          6. Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

          7. The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund's overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund's assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Sub-Advisers,
(iv) monitor and evaluate the Sub-Advisers' performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Fund's investment objective, policies and restrictions.

          8. No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.



                                    16 of 18

          9. In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

          10. Subadvised Funds pay fees to a Sub-Adviser directly from Fund assets. Any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund above a Fee Ceiling (which does not include fees paid to Affiliated Sub-Advisers (if any)) specified in that Subadvised Fund's prospectus, and any increases to a Subadvised Fund's Fee Ceiling will be approved by the shareholders of that Subadvised Fund.

          11. A Subadvised Fund may exceed its Fee Ceiling during a Cure Period; provided that, a Subadvised Fund will only exceed its Fee Ceiling and rely on a Cure Period if the primary cause of the need to rely on the Cure Period is beyond the Adviser's reasonable control, such as on a day in which market movements cause significant fluctuations in the Subadvised Fund's assets or results from the Adviser allocating or re-allocating a Subadvised Fund's assets among a Subadvised Fund's Sub-Advisers in response to, or in preparation for, a hiring or termination of a Sub-Adviser. Notwithstanding the foregoing, there can be only one Cure Period during each fiscal quarter. On each day during a Cure Period, the Adviser will waive its fee or reimburse expenses of the Subadvised Fund to the extent necessary for the Subadvised Fund to maintain compliance with its Fee Ceiling. The Adviser's agreement to waive its fee or reimburse expenses of the Subadvised Fund during a Cure Period may not be terminated without the approval of the Subadvised Fund's shareholders.

          12. Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

          13. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, has been and will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

VI. PROCEDURAL MATTERS

          All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The authorizations required by Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

          Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address of the Trust is One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the address of the Adviser is 225 --108th Avenue NE , Suite 400, Bellevue, Washington 98004. All written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

          Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.



                                    17 of 18

VII. CONCLUSION

          For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.


CORNERSTONE ADVISORS INC.

By: /s/ Bruce Duff

         Name: Bruce Duff
         Title: Secretary

THE ADVISORS' INNER CIRCLE FUND



By: /s/ Dianne M. Sulzbach

         Name:  Dianne M. Sulzbach
         Title: Vice President




                                    18 of 18

                            EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION                                     DOCUMENT

Exhibit A-1          Authorization/Verification of Cornerstone Advisors Inc.
Exhibit A-2          Authorization/Verification of The Advisors' Inner Circle
                     Fund
Exhibit B            Series and Sub-Adviser(s)

                                  EXHIBIT A-1

                                 AUTHORIZATION

The undersigned hereby certifies that he/she is the Secretary of Cornerstone Advisors Inc. ("Cornerstone"); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the "Application"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Cornerstone have been taken, and the person signing and filing the Application on behalf of Cornerstone is fully authorized to do so:

Dated: July 13, 2012

By: /s/ Bruce Duff

Name: Bruce Duff

Title: Secretary

                                  VERIFICATION

The undersigned, being duly deposed and sworn, deposes and states that he/she has duly executed the attached Application on July 13, 2012 for and on behalf of Cornerstone Advisors Inc. ("Cornerstone"); that he/she is the Secretary of Cornerstone; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By: /s/ Bruce Duff

Name: Bruce Duff

Title: Secretary

                                  EXHIBIT A-2

                                 AUTHORIZATION

The undersigned hereby certifies that she is the duly elected Vice President of The Advisors' Inner Circle Fund (the "Trust"); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended (the "Act"), and any amendments thereto (such application, along with any amendments, the "Application"), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following vote at a meeting held on May 15, 2012 in accordance with the By-laws of the Trust:

VOTED:    That the officers of The Advisors' Inner Circle Fund (the "Trust") be, and they hereby are, authorized to prepare and execute on behalf of the Trust and to file with the U.S. Securities and Exchange Commission (the "SEC"), pursuant to
          Section 6(c) of the Investment Company Act of 1940 (the "Act"), an application, and any amendments thereto, for exemptive relief from certain provisions of and regulations under the Act to the extent necessary to, subject to the Board's approval and without obtaining shareholder approval: (i) permit Cornerstone
          Advisors Inc. ("CAI") to select one or more unaffiliated investment sub-advisers to manage, pursuant to an investment sub-advisory agreement, all or a portion of the assets of any series of the Trust managed by CAI (a "CAI Fund"); (ii)
          materially amend such sub-advisory agreements with the sub-advisers; and (iii)
          omit from public documents, including but not limited to a CAI Fund's prospectus, the individual fees paid by CAI to the sub-advisers (collectively, referred to as "Manager of Managers Relief").
VOTED:    That the proper officers of the Trust be, and each of them hereby is, authorized and directed, for and on behalf of the Trust, to take all action and execute all documents and make any filings that they may deem to be necessary or appropriate, the necessity of propriety thereof being conclusively proven by the action taken by such officer, to effectuate the foregoing resolution and to carry out the purpose thereof.

Dated: July 18, 2012

By: /s/ Dianne M. Sulzbach

Name: Dianne M. Sulzbach

Title: Vice President

                                  VERIFICATION

The undersigned, being duly deposed and sworn, deposes and states that she has duly executed the attached Application on July 18, 2012 for and on behalf of The Advisors' Inner Circle Fund (the "Trust"); that she is the Vice President of the Trust; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Dianne M. Sulzbach

Name: Dianne M. Sulzbach

Title: Vice President

                                   EXHIBIT B

                           SERIES AND SUB-ADVISER(S)


SERIES                                                  SUB-ADVISER
Cornerstone Advisors Global Public Equity Fund          Parametric Portfolio Associates
                                                        LSV Asset Management
                                                        Harris Associates LP
                                                        Thornburg Investment Management, Inc.
                                                        Artio Global Management LLC
                                                        Marsico Capital Management, LLC
                                                        Turner Investments, L.P.
                                                        Cramer Rosenthal McGlynn LLC
                                                        Fairpointe Capital LLC
                                                        Phocas Financial Corporation
                                                        TCW Group
                                                        Allianz Global Investors
                                                        Acadian Asset Management LLC
                                                        Driehaus Capital Management LLC

Cornerstone Advisors Income Opportunities Fund          SteelPath Fund Advisors, LLC

Cornerstone Advisors Public Alternatives Fund           AQR Capital Management, LLC
                                                        AlphaSimplex Group, LLC
                                                        Turner Investments, L.P.
                                                        ClariVest Asset Management LLC

Cornerstone Advisors Real Assets Fund                   Kayne Anderson Capital Advisors L.P.
                                                        BlackRock Investment Management LLC



                                      B-1